Exhibit 11

	For the Three Months Ended March 31,
	2012	2011
Numerator:
Income from continuing operations	$19,124	12,274
Income from discontinued operations	—	659
Preferred stock dividend	(911)	(2,953)
Redeemable and other noncontrolling interests in income	(105)	(335)

Net income available to common shareholders	$18,108	$9,645

Denominator:
Denominator for basic earnings per share—weighted average shares	76,000	64,890
Dilutive effect of stock based awards	380	415

Denominator for diluted earnings per share adjusted for weighted average shares and assumed conversion(1)	76,380	65,305

Basic earnings per share from continuing operations	$0.24	$0.14
Basic earnings per share from discontinued operations	0.00	0.01

Basic earnings per share	$0.24	$0.15

Diluted earnings per share from continuing operations	$0.24	$0.14
Diluted earnings per share from discontinued operations	0.00	0.01

Diluted earnings per share	$0.24	$0.15

(1)

There were an average of 60,000 and 615,000 anti-dilutive operating company units outstanding for the three months ended March 31, 2012 and 2011, respectively. There are no operating company units outstanding at March 31, 2012.